

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

Bradley Kreger
Interim Chief Executive Officer
Velo3D, Inc.
2710 Lakeview Court
Fremont, California 94538

      Re: Velo3D, Inc.
          Registration Statement on Form S-3
          Filed May 13, 2024
          File No. 333-279380

Dear Bradley Kreger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley at 202-344-5791 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Per Chilstrom